Exhibit 99.1

Gold Royalty to Release Quarterly Operating and
FINANCIAL Results on August 10, 2023

DESIGNATED NEWS RELEASE

Vancouver, British Columbia – July 19, 2023 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) will release its quarterly financial and operating results for the three months ending June 30, 2023 on Thursday, August 10, 2023, after market close.

An investor webcast will be held on Friday, August 11, 2023 starting at 10:00 am ET (7:00 am PT) to discuss these results. Management will be providing an update to interested stakeholders on the Company’s quarterly results including key recent catalysts that have been announced on the assets underlying the Company’s royalties. The presentation will be followed by a question-and-answer session where participants will be able to ask any questions they may have of management.

To register for the investor webcast, please click the link below: https://www.bigmarker.com/vid-conferences/GoldRoyaltyCorp-TownHallForum-Q2Results

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp.

Peter Behncke

Manager, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”) which involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance and achievements to be materially different from the results, performance or achievements expressed or implied therein. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions, other important factors, and subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements, and other factors set forth in the Company’s Annual Report on Form 20-F and its other publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.